UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2008

Attached is the registrant’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2008, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on February 6, 2009 with the Ministry of Finance of Japan. The registrant’s quarterly report filed with the Ministry of Finance included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s disclosure dated February 5, 2009, a copy of which was furnished under cover of Form 6-K on February 5, 2009.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. The projection and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: February 6, 2009

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2008	December 31, 2008	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	¥1,169,566	¥875,609	$9,622
Short-term investments	17,566	49,549	545
Notes and accounts receivable, trade	1,843,468	2,092,466	22,994
Allowance for doubtful accounts	(36,286)	(38,139)	(419)
Inventories (Note 3)	343,978	465,983	5,121
Prepaid expenses and other current assets	375,661	534,085	5,869
Deferred income taxes	276,178	249,470	2,741

Total current assets	3,990,131	4,229,023	46,473

Property, plant and equipment:
Telecommunications equipment	14,699,272	14,789,458	162,522
Telecommunications service lines	13,701,735	13,877,714	152,502
Buildings and structures	5,792,345	5,803,805	63,778
Machinery, vessels and tools	1,761,348	1,776,805	19,525
Land	1,078,118	1,118,981	12,297
Construction in progress	301,722	320,180	3,518

	37,334,540	37,686,943	414,142
Accumulated depreciation	(26,948,961)	(27,466,467)	(301,829)

Net property, plant and equipment	10,385,579	10,220,476	112,313

Investments and other assets:
Investments in affiliated companies	416,140	419,119	4,606
Marketable securities and other investments (Note 4)	347,899	282,703	3,106
Goodwill (Note 10)	427,888	461,467	5,071
Other intangibles	1,384,311	1,360,458	14,950
Other assets	959,096	933,087	10,254
Deferred income taxes	607,735	689,716	7,579

Total investments and other assets	4,143,069	4,146,550	45,566

Total assets	¥18,518,779	¥18,596,049	$204,352

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2008	December 31, 2008	December 31, 2008
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥568,068	¥714,778	$7,855
Current portion of long-term debt	659,598	736,104	8,089
Accounts payable, trade	1,492,450	1,100,837	12,097
Accrued payroll	466,689	349,584	3,842
Accrued interest	11,809	14,136	155
Accrued taxes on income	234,074	212,786	2,338
Accrued consumption tax	36,074	47,070	517
Advances received	98,261	97,217	1,068
Other	344,886	405,935	4,461

Total current liabilities	3,911,909	3,678,447	40,422

Long-term liabilities:
Long-term debt	3,416,740	3,519,417	38,675
Obligations under capital leases	60,488	36,017	396
Liabilities for employees’ retirement benefits	1,294,813	1,300,376	14,290
Other	560,070	589,226	6,475

Total long-term liabilities	5,332,111	5,445,036	59,836

Minority interests in consolidated subsidiaries	1,863,998	1,876,701	20,623

Shareholders’ equity:
Common stock, no par value (Note 6) - Authorized - 61,929,209 shares Issued - 15,741,209 shares at March 31 and December 31, 2008	937,950	937,950	10,307
Additional paid-in capital	2,841,079	2,841,055	31,220
Retained earnings (Note 6)	4,663,296	5,072,041	55,737
Accumulated other comprehensive income (loss)	(26,428)	(79,758)	(876)
Treasury stock, at cost (Note 6) - 2,102,471 shares at March 31, 2008 and 2,444,680 shares at December 31, 2008	(1,005,136)	(1,175,423)	(12,917)

Total shareholders’ equity	7,410,761	7,595,865	83,471

Contingent liabilities (Note 11)
Total liabilities, minority interests and shareholders’ equity	¥18,518,779	¥18,596,049	$204,352

	Yen		U.S. dollars (Note 2)
	March 31, 2008	December 31, 2008	December 31, 2008
Per share of common stock:
Net assets	¥543,361.19	¥571,266.76	$6,277.66

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen	Millions of U.S. dollars (Note 2)
	2008	2008
Operating revenues:
Fixed voice related services	¥1,960,983	$21,549
Mobile voice related services	1,750,539	19,237
IP/packet communications services	2,150,229	23,629
Sale of telecommunications equipment	538,365	5,916
System integration	812,732	8,931
Other	521,496	5,731

	7,734,344	84,993

Operating expenses (Note 8):
Cost of services (exclusive of items shown separately below)	1,760,719	19,349
Cost of equipment sold (exclusive of items shown separately below)	697,427	7,664
Cost of system integration (exclusive of items shown separately below)	514,414	5,653
Depreciation and amortization	1,589,263	17,464
Impairment loss	1,086	12
Selling, general and administrative expenses	2,156,965	23,703

	6,719,874	73,845

Operating income	1,014,470	11,148

Other income (expenses) (Note 9):
Interest and amortization of bond discounts and issue costs	(44,996)	(494)
Interest income	19,214	211
Others, net	56,142	617

	30,360	334

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	1,044,830	11,482

Income tax expense (benefit) (Note 5):
Current	480,424	5,280
Deferred	(143,295)	(1,575)

	337,129	3,705

Income (loss) before minority interests and equity in earnings (losses) of affiliated companies	707,701	7,777
Minority interests in consolidated subsidiaries	(174,663)	(1,919)
Equity in earnings (losses) of affiliated companies	11,045	121

Net income (loss)	¥544,083	$5,979

Summary of total comprehensive income (loss):
Net income (loss)	¥544,083	$5,979
Other comprehensive income (loss)	(53,330)	(586)

Comprehensive income (loss)	¥490,753	$5,393

	Shares or yen	U.S. dollars (Note 2)
	2008	2008
Per share of common stock:
Weighted average number of shares outstanding	13,522,198.53
Net income (loss)	¥40,236.28	$442.16

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen	Millions of U.S. dollars (Note 2)
	2008	2008
Operating revenues:
Fixed voice related services	¥645,267	$7,091
Mobile voice related services	570,912	6,274
IP/packet communications services	733,472	8,060
Sale of telecommunications equipment	169,044	1,858
System integration	271,288	2,981
Other	179,768	1,975

	2,569,751	28,239

Operating expenses (Note 8):
Cost of services (exclusive of items shown separately below)	598,808	6,580
Cost of equipment sold (exclusive of items shown separately below)	237,486	2,610
Cost of system integration (exclusive of items shown separately below)	170,332	1,872
Depreciation and amortization	568,483	6,247
Impairment loss	685	8
Selling, general and administrative expenses	724,569	7,962

	2,300,363	25,279

Operating income (Note 1)	269,388	2,960

Other income (expenses) (Note 9):
Interest and amortization of bond discounts and issue costs	(14,862)	(163)
Interest income	6,612	73
Others, net	12,531	137

	4,281	47

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	273,669	3,007

Income tax expense (benefit):
Current	141,470	1,555
Deferred	(41,016)	451

	100,454	1,104

Income (loss) before minority interests and equity in earnings (losses) of affiliated companies	173,215	1,903
Minority interests in consolidated subsidiaries	(39,109)	(429)
Equity in earnings (losses) of affiliated companies	3,624	40

Net income (loss) (Note 1)	¥137,730	$1,514

Summary of total comprehensive income (loss):
Net income (loss)	¥137,730	$1,514
Other comprehensive income (loss)	(20,331)	(224)

Comprehensive income (loss)	¥117,419	$1,290

	Shares or yen	U.S. dollars (Note 2)
	2008	2008
Per share of common stock:
Weighted average number of shares outstanding	13,421,619.20
Net income (loss) (Note 1)	¥10,261.80	$112.77

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen	Millions of U.S. dollars (Note 2)
	2008	2008
Cash flows from operating activities:
Net income (loss)	¥544,083	$5,979
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	1,589,263	17,464
Impairment loss	1,086	12
Deferred taxes	(143,295)	(1,575)
Minority interests in consolidated subsidiaries	174,663	1,919
Loss on disposal of property, plant and equipment	77,876	856
Equity in (earnings) losses of affiliated companies	(11,045)	(121)
(Increase) decrease in notes and accounts receivable, trade	(208,448)	(2,291)
(Increase) decrease in inventories	(121,981)	(1,340)
(Increase) decrease in other current assets	(83,471)	(917)
Increase (decrease) in accounts payable, trade and accrued payroll	(323,231)	(3,552)
Increase (decrease) in accrued consumption tax	10,993	121
Increase (decrease) in accrued interest	2,365	26
Increase (decrease) in advances received	(1,051)	(11)
Increase (decrease) in accrued taxes on income	(21,084)	(232)
Increase (decrease) in other current liabilities	58,904	647
Increase (decrease) in liabilities for employees’ retirement benefits	7,661	84
Increase (decrease) in other long-term liabilities	43,002	473
Other	(71,075)	(781)

Net cash provided by operating activities	1,525,215	16,761

Cash flows from investing activities:
Payments for property, plant and equipment	(1,190,275)	(13,080)
Proceeds from sale of property, plant and equipment	83,046	913
Payments for purchase of non-current investments	(92,201)	(1,013)
Proceeds from sale and redemption of non-current investments	45,093	495
Payments for purchase of short-term investments	(28,456)	(313)
Proceeds from redemption of short-term investments	3,197	35
Acquisition of intangible and other assets	(463,578)	(5,094)

Net cash used in investing activities	¥(1,643,174)	$(18,057)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE -MONTH PERIOD ENDED DECEMBER 31

	Millions of yen	Millions of U.S. dollars (Note 2)
	2008	2008
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥668,294	$7,344
Payments for settlement of long-term debt	(460,943)	(5,065)
Dividends paid (Note 6)	(135,338)	(1,487)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(170,311)	(1,872)
Acquisition of treasury stocks by subsidiary (Note10)	(101,846)	(1,119)
Net increase (decrease) in short-term borrowings and other	29,700	326

Net cash provided by (used in) financing activities	(170,444)	(1,873)

Effect of exchange rate changes on cash and cash equivalents	(5,554)	(61)

Net increase (decrease) in cash and cash equivalents	(293,957)	(3,230)
Cash and cash equivalents at beginning of period	1,169,566	12,852

Cash and cash equivalents at end of period	¥875,609	$9,622

Cash paid during the period for:
Interest	¥42,669	$469
Income taxes, net	¥379,443	$4,170

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Summary of significant accounting policies:

As permitted by Section 93 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and December 31, 2008 and the consolidated statements of income for the three and nine months ended December 31, 2008 and cash flows for the nine months ended December 31, 2008 of Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America.

(1) Application of New Accounting Standards

Fair Value Measurements

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion and SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The adoption of SFAS 157 did not have a material impact on the results of operations or financial position of NTT Group. The disclosure required by SFAS 157 was omitted in this report.

The Fair Value Option for Financial Assets and Financial Liabilities

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of the Financial Accounting Standards Board (“FASB”) Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. NTT Group has not elected the fair value option upon adoption of SFAS 159 for the nine months ended December 31, 2008.

The Hierarchy of Generally Accepted Accounting Principles

Effective November 15, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 makes the hierarchy of generally accepted accounting principles explicitly and directly applicable to the preparers of financial statements, a step that recognizes the preparers’ responsibilities for selecting the accounting principles for their financial statements. The adoption of SFAS 162 did not have an impact on the results of operations or the financial position of NTT Group.

(2) Change in Accounting Estimate

As 2G mova mobile phone service subscribers have been steadily migrating to 3G service, FOMA, in mobile communications business, NTT Group has decided to terminate mova services on March 31, 2012 and to concentrate its management resources on FOMA services. As a result, effective October 1, 2008, NTT Group decreased the estimated useful lives of its long-term assets related to the mova services. The change resulted in a decrease of ¥46,842 million ($515 million) in operating income, ¥18,089 million ($199 million) in net income, and ¥1,347.75 ($14.81) in earnings per share for the three months ended December 31, 2008.

(3) Recent Pronouncements

In December 2007, the FASB revised Statement of Financial Accounting Standards No. 141 (“SFAS 141R”), “Business Combinations.” SFAS 141R requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. This statement is effective for business combinations or transactions entered into for fiscal years beginning on or after December 15, 2008. The impact of the adoption of SFAS No. 141R will depend on future business combination transactions.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.” SFAS 160 establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the impact of the adoption of SFAS 160 on its results of operations and financial position.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.” SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. This statement is effective prospectively for interim periods and fiscal years beginning after November 15, 2008, which, for NTT Group, is the period beginning January 1, 2009.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 163 (“SFAS 163”), “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60.” SFAS 163 prescribes accounting for insures of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. SFAS 163 also requires expanded disclosures about financial guarantee insurance contracts. Except for some disclosures, SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS 163 will not have an impact on the results of operations or financial position of NTT Group.

(4) Net Income per Share

Basic net income per share is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities, there is no difference between basic net income per share and diluted net income per share.

(5) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three and nine months ended December 31, 2008.

2.	Convenience translation into U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥91 = US$1, the approximate current rate at December 31, 2008, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

3.	Inventories:

Inventories at March 31 and December 31, 2008 comprised the following:

	Millions of yen		Millions of U.S. dollars
	March 31, 2008	December 31, 2008	December 31, 2008
Telecommunications equipment to be sold and materials	¥163,654	¥188,235	$2,069
Projects in progress	144,287	237,327	2,608
Supplies	36,037	40,421	444

Total	¥343,978	¥465,983	$5,121

4.	Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31 and December 31, 2008, are as follows:

	Millions of yen
	March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥198,725	¥69,596	¥23,781	¥244,540
Debt securities	3,299	8	193	3,114
Held-to-maturity:
Debt securities	10,145	176	3	10,318

Total	¥212,169	¥69,780	¥23,977	¥257,972

	Millions of yen
	December 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥169,008	¥32,931	¥25,401	¥176,538
Debt securities	2,702	3	1	2,704
Held-to-maturity:
Debt securities	8,938	182	—	9,120

Total	¥180,648	¥33,116	¥25,402	¥188,362

	Millions of U.S. dollars
	December 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	$1,857	$362	$279	$1,940
Debt securities	30	0	0	30
Held-to-maturity:
Debt securities	98	2	—	100

Total	$1,985	$364	$279	$2,070

In the ordinary course of business, NTT maintains long-term investment securities, which are included in “Marketable securities and other investments.” The total carrying amounts of the investment securities accounted for under the cost method were ¥90,100 million and ¥94,523 million ($1,039 million) at March 31 and December 31, 2008, respectively.

5.	Income taxes:

In July 2008, NTT DoCoMo reorganized its group structure by integrating eight regional subsidiaries, consolidating its nationwide business operations under a single entity. This consolidation reduced taxable temporary difference between NTT’s book basis and tax basis of its investment in NTT DoCoMo and resulted in decrease in income tax expense by ¥56,920 million ($625 million) in the consolidated statement of income for the nine months ended December 31, 2008.

6.	Shareholders’ equity:

Outstanding shares and Treasury stock–

The changes in the number of outstanding shares and treasury stock for the nine months ended December 31, 2008, were as follows:

	Shares
	The number of outstanding shares	The number of treasury stock
March 31, 2008	15,741,209	2,102,470.82

Acquisition of treasury stock through purchase of fractional shares	—	2,726.22

Purchase of treasury stock under resolution of the board of directors	—	341,307.00

Resale of treasury stock to fractional shareholders	—	(1,824.08)

December 31, 2008	15,741,209	2,444,679.96

With the implementation of the “Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), on January 5, 2009, share certificates of listed companies were converted to electronic form.

The introduction of the electronic share certificate system required that fractional shares be eliminated. In order to provide for a smooth transition away from the fractional share system, the board of directors, at their meeting held May 13, 2008, resolved that, subject to approval of the introduction of the unit share system at the 23rd general shareholders meeting and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the implementation date of the electronic share certificate system, one share of common stock be split into 100 shares, and the number of shares constituting one unit be set at 100. This resolution was approved at the 23rd general shareholders meeting and by the Minister of Internal Affairs and Communications on June 25, 2008.

The effective date of the stock split was determined when the implementation date of the Settlement Streamlining Law was set as January 5, 2009. Accordingly, on January 4, 2009, NTT effected the split of one share of its common stock into 100 shares, pursuant to the foregoing resolution.

Net Assets per Share at March 31 and December 31, 2008 would be as follows, if such share split was assumed to have taken place at the beginning of the year ended March 31, 2008 and the year ending March 31, 2009, respectively.

	Yen		U.S. dollars
	March 31, 2008	December 31, 2008	December 31, 2008
Net Assets per Share	¥5,433.61	¥5,712.67	$62.78

Net Income (Loss) per Share for the three and nine months ended December 31, 2008 would be as follows, if such share split was assumed to have taken place at the beginning of the year ending March 31 2009.

	Yen	U.S. dollars
For the three months ended December 31	2008	2008
Net Income (Loss) per Share	¥102.62	$1.13

	Yen	U.S. dollars
For the nine months ended December 31	2008	2008
Net Income (Loss) per Share	¥402.36	$4.42

On May 13, 2008, the board of directors resolved that NTT may acquire up to 450,000 outstanding shares of its common stock at an amount in total not exceeding ¥200 billion from May 14, 2008 through March 24, 2009. Based on this resolution, NTT acquired 341,307 shares of its common stock for a total purchase price of ¥169,767 million ($1,866 million) from July through December 2008.

As described above, following the stock split that took effect on January 4, 2009, the maximum total number of shares to be repurchased pursuant to the resolution of the board of directors (11,210,607) was adjusted to a number calculated by first subtracting the number of shares acquired up to the day prior to the stock split (341,307) from 450,000, multiplying the remainder by 100 (yielding 10,869,300), and then adding the number of shares acquired up to the day prior to the stock split (341,307).

In January 2009, NTT repurchased 6,386,800 shares of its common stock after the stock split at ¥30,233 million ($332 million) and concluded its repurchase of its common stock authorized by the board of directors’ resolution.

Dividend –

Cash dividends paid for the nine months ended December 31, 2008 were as follows:

Resolution	The shareholders’ meeting on June 25, 2008
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥61,374 million ($674 million)
Cash dividends per share	¥4,500 ($49)
Date of record	March 31, 2008
Date of payment	June 26, 2008

Resolution	The Board of Directors’ meeting on November 7, 2008
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥73,964 million ($813 million)
Cash dividends per share	¥5,500 ($60)
Date of record	September 30, 2008
Date of payment	December 9, 2008

7.	Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments -

Sales and operating revenue:

For the three months ended December 31	Millions of Yen	Millions of U.S. dollars
	2008
Regional communications business -
Customers	¥865,327	$9,509
Intersegment	139,272	1,531

Total	1,004,599	11,040
Long distance and international communications business -
Customers	290,937	3,197
Intersegment	33,920	373

Total	324,857	3,570
Mobile communications business -
Customers	1,097,649	12,062
Intersegment	13,327	147

Total	1,110,976	12,209
Data communications business -
Customers	230,978	2,538
Intersegment	27,310	300

Total	258,288	2,838
Other -
Customers	84,860	933
Intersegment	204,752	2,250

Total	289,612	3,183
Elimination	(418,581)	(4,601)

Consolidated total	¥2,569,751	$28,239

For the nine months ended December 31	Millions of yen	Millions of U.S. dollars
	2008
Regional communications business -
Customers	¥2,591,072	$28,473
Intersegment	421,879	4,636

Total	3,012,951	33,109
Long distance and international communications business -
Customers	872,078	9,583
Intersegment	89,226	981

Total	961,304	10,564
Mobile communications business -
Customers	3,341,009	36,714
Intersegment	37,751	415

Total	3,378,760	37,129
Data communications business -
Customers	677,459	7,445
Intersegment	88,128	968

Total	765,587	8,413
Other -
Customers	252,726	2,777
Intersegment	596,077	6,551

Total	848,803	9,328
Elimination	(1,233,061)	(13,550)

Consolidated total	¥7,734,344	$84,993

Segment profit or loss:

For the three months ended December 31	Millions of Yen	Millions of U.S. dollars
	2008
Operating income (loss):
Regional communications business	¥29,870	$328
Long distance and international communications business	26,696	293
Mobile communications business	168,448	1,851
Data communications business	23,833	262
Other	18,806	207

Total	267,653	2,941
Elimination	1,735	19

Consolidated operating income	¥269,388	$2,960

For the nine months ended December 31	Millions of Yen	Millions of U.S. dollars
	2008
Operating income (loss):
Regional communications business	¥70,570	$776
Long distance and international communications business	82,126	902
Mobile communications business	742,656	8,161
Data communications business	68,684	755
Other	42,213	464

Total	1,006,249	11,058
Elimination	8,221	90

Consolidated operating income	¥1,014,470	$11,148

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international customers.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the three and nine months ended December 31, 2008.

8.	Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the three and nine months ended December 31, 2008 were ¥65,375 million ($718 million) and ¥185,456 million ($2,038 million), respectively.

9.	Financial instruments:

To manage the foreign exchange risk associated with an overseas investment, NTT DoCoMo entered into non-deliverable forward contracts for the three months period ended December 31, 2008. As of December 31, 2008, the notional principal and fair value of this derivative is ¥244,114 million ($2,683 million) and ¥13,975 million ($154 million) as liability, respectively. NTT Group has recorded the change in the fair value of this derivative, ¥13,975 million ($154 million), as other expense in the consolidated statement of income for the three months ended December 31, 2008.

10.	Subsidiary stock transactions:

In May 2008, NTT DoCoMo repurchased 311,322 shares for ¥49,997 million ($549 million). As a result, NTT’s interest in NTT DoCoMo increased from 64.8% to 65.3%. Goodwill of ¥10,236 million ($112 million) was recorded on the balance sheet as of December 31, 2008 related to the repurchase transactions.

From November to December 2008, NTT DoCoMo repurchased 306,189 shares for ¥49,997 million ($549 million). As a result, NTT’s interest in NTT DoCoMo increased from 65.3% to 65.8%. Goodwill of ¥10,381 million ($114 million) was recorded on the balance sheet as of December 31, 2008 related to the repurchase transactions.

Repurchases of shares by NTT DoCoMo resulting in increases in NTT’s ownership interest in NTT DoCoMo have been accounted for as acquisitions of minority interests using the purchase method.

11.	Contingent liabilities:

Contingent liabilities at December 31, 2008 for loans guaranteed amounted to ¥10,093 million ($111 million).

At December 31, 2008, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

12.	Subsequent events:

On December 12, 2008, the board of directors resolved that NTT may raise up to ¥120 billion ($1,319 million) by issuing bonds or incurring long-term borrowings during the period from January 1 to March 31, 2009. Based on this resolution, NTT issued bonds as follows:

Series 56 Nippon Telegraph and Telephone straight bonds
Date of payment	January 28, 2009
Issue amount	¥60 billion ($659 million)
Issue price	¥99.96 per ¥100
Interest rate	1.01%
Date of maturity	December 20, 2013
Use of proceeds	Capital investments